

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02064990

No Act
P.E. 10-23-02
1-14603

November 29, 2002

George Spera
Shearman & Sterling
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

Act 1934
Section
Rule 14A-8
Public Availability 11/29/2002

Re: Deere & Company
Incoming letter dated October 23, 2002

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

Dear Mr. Spera:

This is in response to your letter dated October 23, 2002 concerning the shareholder proposal submitted to Deere by Joseph K. Albrecht. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph K. Albrecht
12185 Route 38
Berkshire, NY 13736

SHEARMAN & STERLING

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:


RECD S.E.C.
OCT 2 3 2002
1086

October 23, 2002

Hand Delivered

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Deere & Company Objection
to Stockholder Proposal Submitted Under Rule 14a-8

Ladies and Gentlemen:

On behalf of Deere & Company, a Delaware corporation ("Deere" or the "Company"), and pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 ("Exchange Act"), I hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Staff") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company omits the proposal submitted by Joseph K. Albrecht (the "Proponent") from its proxy materials for the February 2003 annual meeting of stockholders.

In a fax received by Deere on September 20, 2002, the Proponent submitted a stockholder proposal (the "Proposal") relating to customer satisfaction issues. The Proposal reads in its entirety as follows:

> Be it resolved that longstanding (15 years+) product quality concern be settled through company buy-back with the level of payment determined by the value of common stock on the day of buy-back minus the value of common stock on the date of purchase with a deduction for reasonable use.

The Proponent did not submit a statement in support of his Proposal. A copy of the Proponent's submission is included as Attachment A.

For the reasons discussed below, the Company believes it may properly omit the Proposal from its proxy materials because the Proposal falls within the "substantive" exclusions of Rules 14a-8(i)(3) and 14a-8(i)(6), Rule 14a-8(i)(7), and Rule 14a-8(i)(1).

1. Rules 14a-8(i)(3) and 14a-8(i)(6) – Violation of Proxy Rules and Absence of Power/Authority.

The Proposal is vague and indefinite, contrary to Rule 14a-9, and is therefore excludable from the proxy materials under Rules 14a-8(i)(3). Because it is vague, the Proposal is also beyond the authority of the Company, and therefore may be excluded under Rule 14a-8(i)(6).

Rule 14a-8(i)(3) permits a registrant to exclude a proposal from its proxy statement if the proposal is vague and indefinite. See International Business Machines Corporation (December 20, 2001) ("IBM"), citing Joseph Schlitz Brewing Company (March 21, 1977). A proposal may be excluded if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." IBM, quoting Philadelphia Electric Company (July 30, 1992). Otherwise, "any resultant action by the corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." Joseph Schlitz. See also Exxon Corporation (January 29, 1992); American International Group, Inc. (January 14, 1999); and CCBT Bancorp, Inc. (April 20, 1999).[1]

Furthermore, a proposal may be properly excluded under Rule 14a-8(i)(6) if it is so vague that a company "would lack the power or authority to implement" the proposal. The Staff has indicated that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." International Business Machines Corporation (January 14, 1992). See also Anheuser-Busch Companies, Inc. (February 9, 1993) (proposal that the company's donations to Little League organizations be made only to organizations giving each child the same amount of playing time; vague and indefinite as to how to "determine if a Little League organization gives each child the same amount of playing time").

The Proposal is vague and imprecise, and neither the Deere shareholders or board of directors would know exactly what is being voted upon or how to implement the Proposal. The Proposal refers to "product quality concern," but does not explain what "concern" may be. The Proposal does not indicate whether "concern" is a product defect or malfunction, whether it is wear after normal use, or whether it is simply that a customer did not like a product. The Proposal would only apply to "longstanding (15 years+)" concern, but does not in any way describe how the timeline should apply. The 15 years might start to run from the date of purchase, from the time the concern arose or from the time that the customer brought his concern

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[1] Judicial precedent supports view. See Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961) ("the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"). See also NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote").

to the attention of Deere or one of its representatives. It is at best unclear whether the Proposal is meant to be a guarantee that all products will last 15 years, or that if a "concern" lasts for 15 years, then the Proposal would apply.

In addition, the level of payment for a product of concern is imprecise. The Proposal suggests using the "value of common stock." "Common stock" may be intended to refer to Deere common stock, but the Proposal is not clear on this point. The Proposal also does not identify what relationship, if any, is intended between the value of common stock on the date of purchase and the purchase price of the product at issue. Nor does the Proposal indicate whether the "value" to be taken into account should include dividends, splits, recapitalizations, or any other adjustments to the stock price. Furthermore, while the Proposal allows for an adjustment due to "reasonable use," it does not state whether the reasonable use should be measured from the date the concern arose or after the 15 years had elapsed. In addition, the Proposal does not make clear whether the adjustment should be taken from the value of the stock as of the date of original purchase, the date of the buy-back, or from the difference between the two amounts.

Because the Proposal is vague and indefinite, it is contrary to Rule 14a-9 and may be properly excluded under Rule 14a-8(i)(3). A Deere shareholder would not know with any certainty exactly what he or she is voting upon. If the Proposal were to be adopted, the Deere board of directors would be unable to determine exactly what actions would be necessary to implement it. Therefore the board would very possibly act in contravention of the intentions of the shareholders who voted on the Proposal. Also, the Company would lack the power and authority to implement the Proposal, and therefore may be properly excluded under Rule 14a-8(i)(6), because the board would be unable to determine what action should be taken.

2. Rule 14a-8(i)(7) – Management Functions.

Even if the Proposal were not vague and unclear, it would still be properly excluded under Rule 14a-8(i)(7). Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Staff has provided the following explanation of "ordinary business."

> The term refers to matters that are not necessarily "ordinary" in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations . . . the meaning of the phrase "ordinary business" has been developed by the courts over the years through costly litigation and essentially has become a term-of-art in the proxy area.

Release No. 34-40018 (May 21, 1998).

In a long series of letters, the Staff, on a consistent and repeated basis, has recognized that a company's "ordinary business" includes its customer service operations and that, consequently, Rule 14a-8(i)(7) may be relied upon to exclude a shareholder proposal that relates to customer service.

The Staff's response in General Motors Corporation (February 13, 1979), is representative. In General Motors, the Staff concurred that a shareholder proposal recommending the creation of a Consumer Relations Department to handle consumers' complaints and questions could be excluded from General Motors' proxy materials under Rule 14a-8(c)(7), "since it deals with a matter relating to the conduct of the ordinary business operations of the issuer (i.e. consumer relations)." See also The Goodyear Tire and Rubber Company (January 28, 1991) (proposal to establish committee of independent directors to study handling of consumer and shareholder complaints by principal executives); BankAmerica Corporation (March 23, 1992) (proposal to establish a "credit reconsideration committee," providing specific procedures to deal with a customer whose credit application is rejected); The Bank of New York Company, Inc. (March 11, 1993) (proposal to appoint ombudsman to enable customers and shareholders to receive information concerning their accounts with the company); U.S. West, Inc. (February 18, 1998) (proposal mandating 24-hour telephonic support for customers, to be monitored by board of directors); AT&T Corporation (February 8, 1998) (proposal concerning customer relations department and requiring certain features in international long-distance service); General Electric Company (February 3, 1999) (proposal to consider a policy to ensure a due process review procedure of viewer complaints against NBC News); The Chase Manhattan Corporation (February 14, 2000) (proposal to establish an ad hoc independent committee to study credit card operations, financial reporting and customer service); OfficeMax, Inc. (July 17, 2000) (proposal to retain independent consulting firm to measure customer and employee satisfaction).

Deere's current practices for addressing customer satisfaction issues demonstrate the nature of such activities as part of the ongoing "ordinary business" of the Company. The Company's management team oversees an extensive customer service and customer satisfaction network. The Company's response to customer concerns is handled primarily at the local level, and begins with the Deere dealer network consisting of approximately 3300 dealer locations around the world. Local dealers have important local market and product expertise and have access to resources sponsored and maintained by the Company. These resources include technical publications, service information bulletins and a technical assistance database containing a large volume of technical and historical information assembled over many years, all to assist customers. Dealers also have direct contact to personal technical assistance at Deere manufacturing units. If a local dealer is unable to resolve a dealer or customer issue then it is handled by the Company, through a Deere local territory representative who lives among and works with a group of local dealers. When necessary, the customer concerns are referred to the Company's management through a contact in the appropriate marketing unit. Resources are also available from multiple levels of other divisions of the Company and are all aimed at effective and expedient problem resolution.

Assuring customer satisfaction, as pursued by Deere, involves complex business processes whose management requires specialized expertise and an intimate knowledge of the Company's business and operations. A determination of Company policy regarding customer service is therefore inappropriate for a stockholders' meeting and represents exactly the type of participation in the ordinary operations of a company that Rule 14a-8(i)(7) was implemented to prevent. See Release No. 34-12999 (Nov. 22, 1976) (interpreting the rule to cover "ordinary business matters of a complex nature that stockholders, as a group, would not be qualified to make an informed judgment on, due to their lack of intimate knowledge of the issuer's business.")

Notably, the Staff recently accepted Deere's position that its customer service functions are part of its ordinary business operations and took a no-action position with respect to Deere's exclusion from its proxy materials of a proposal to establish a customer satisfaction review committee. See Deere & Company (November 30, 2000).

Because the Proposal relates to basic management functions of customer satisfaction and consumer relations, the Company may properly exclude the Proposal from its proxy materials under Rule 14a-8(i)(7).

3. Rule 14a-8(i)(1) - Improper Under State Law.

The Proposal may also be excluded under Rule 14a-8(i)(1). Under Rule 14a-8(i)(1), a company may omit a shareholder proposal from its proxy materials if it is not a proper subject for action by shareholders under state law.

Deere is organized under Delaware law. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The DGCL does not place the power to handle customer satisfaction issues with the shareholders of a company. In addition, Deere's certificate of incorporation does not give any such authority to the shareholders, nor does it reduce the power of the board of directors in such matters. The Proposal, in requiring the Company to take certain actions relating to customer satisfaction, is not compatible with Section 141(a) of the DGCL.

Furthermore, in adopting the 1983 amendments to Rule 14a-8, the Commission recognized that under statutory provisions such as Section 141(a), "the board may be considered to have exclusive discretion in corporate matters" and that "accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority." Release No. 34-20091 (August 16, 1983), quoting Release No. 34-12999, supra. The Proponent, in purporting to require the Company to take specific steps to respond to "longstanding (15 years+) product quality concern," would have the Company's stockholders displace the board of directors from its statutory obligation to manage the business and affairs of the Company.[2] Because the Proposal is improper under Delaware law, the Proposal may be excluded under Rule 14a-8(i)(1).

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[2] In previous responses to requests for no-action letters under Rule 14a-8, the Staff has generally provided that Rule 14a-8(i)(1) may not be relied upon if a proposal is recast as a recommendation or request (rather than as a directive or mandate) to the board of directors. See, e.g., Chrysler Corporation (Feb. 19, 1998).

Conclusion

In accordance with Rule 14a-8(j) of the Exchange Act, I am enclosing six (6) copies of this letter and the fax from Joseph K. Albrecht. By copy of this letter, Joseph K. Albrecht is being notified that, for the reasons discussed above, the Company intends to omit the Proposal and supporting statement from its proxy materials. For the foregoing reasons, I request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal and supporting statement from its proxy materials. To the extent that the conclusions set forth in this letter are based on matters of law, this letter also constitutes my supporting opinions with respect thereto.

In the event you disagree with the Company's conclusion, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response. If you have any questions regarding any aspect of this request or require any additional information, please contact me (212-848-7636).

Thank you for your attention to this matter.

Sincerely,

George Spera /RL

George Spera

cc: Mr. Joseph K. Albrecht
A. Paul Wilczynski, Esq., Deere & Company

Enclosure

Even if the Proponent were to revise the Proposal in the form of a request or recommendation, it would still be properly excluded under Rules 14a8-(i)(3) and 14a8-(i)(6), and Rule 14a-8(i)(7).

Joe Albrecht (607)

12185 Route 38
Berkshire, NY

Attachment A

Be it resolved that longstanding (15 years+) product quality concern be settled through company buy-back with the level of payment determined by the value of common stock on the day of buy-back minus the value of common stock on the date of purchase with a deduction for reasonable use.


RECEIVED
20 SEP 2002
DEERE & COMPANY
STOCKHOLDER
RELATIONS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 29, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated October 23, 2002

The proposal relates to settling "longstanding . . . product quality concern[s]" through a "company buy-back."

There appears to be some basis for your view that Deere may exclude the proposal under rule 14a-8(i)(7), as relating to Deere's ordinary business operations (i.e., customer relations). Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Deere relies.

Sincerely,



Grace K. Lee
Special Counsel